STRATA OIL & GAS, INC.
918 16th Ave NW, Suite 408
Calgary, Alberta, Canada T2P 0Z3

December 16, 2009

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Tracie Towner

Re:	Strata Oil & Gas, Inc. Form 20-F for the Fiscal Year Ended December 31, 2008 File July 14, 2009 Response Letter Dated October 23, 2009 File No. 0-50934

Dear Ms. Towner:

In connection with the Securities and Exchange Commission (the “Commission”) comment letter, dated November 30, 2009, with reference to the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008, filed with the Commission on July 14, 2009 (the “Annual Report”) and the Response Letter dated October 23, 2009 (the “Response Letter”), we hereby supplementally respond to the Commission's comments as follows:

Form 20-F for the Fiscal Year Ended December 31, 2008

Financial Statements. Page 55

Note 3 – Significant Accounting Policies, page 64

Impairment of Long-lived Assets, page 65

1.           Response to Comment No. 1.          We have read the guidance in Rule 4-10(c)(3)(ii)(A) of Regulation S-X and have determined that our properties are appropriately excluded from the amortization computation because of the lack of proven reserves.  We reviewed the impairment assessment done in connection with the preparation of our December 31, 2008, 2007 and 2006 financial statements (following the guidance set out in Rule 4-10(c)(3)(ii)(A)) and determined no impairment had occurred based on the following factors as we do not have proven reserves:

•
We have 15-year terms on all of our leases, with more than ten years remaining on all leases such that there is sufficient term to carry out our business plan on our properties.  Total lease payments are less than $200,000 per annum.

•
Together with the exercise of warrants in 2009, we had sufficient cash resources to make necessary lease payments for 2009 and have no concerns, based on the support of our shareholders and amounts raised in previous years, regarding our ability to make future lease payments as required.

•
Management has no intention of disposing any of its oil and gas interests.  According to the pre-feasibility study conducted in February 2008, the property could economically host 56,000 barrel per day over an estimated 20 year life.  Management is confident that the Company's deposit can be economically developed once the current financial environment improves.

•
During 2008, we determined that successful production from carbonate deposits was undertaken from 1980 to 1986 at the Buffalo Creek Pilot plant and from 1983 to 1986 at the Mclean Pilot plant both of which were operated by AOSTRA, Unocal, and Canadian Superior.  This is an important discovery as it was previously believed that technological proof-of-concept for production from carbonate deposits did not exist.  This is a very important technological development indicating that production from carbonates is technologically feasible.

•
Although the market capitalization of the Company has dropped in 2008, it still exceeded the book value of our net assets at December 31, 2008, its lowest point in three years.  Our market capitalization has since recovered to approximately $27 million, more than three times the book value of our net assets.

•
According to estimates published by Sproule Associates Limited and McDaniel & Associates Consultants Ltd, they have forecasted higher oil prices than the one used by Norwest Corporation, which completed a pre-feasibility study in February 2008 and concluded that the property was economically viable at $55/ barrel.

Similar assessments were done in 2006 and 2007 and led to the same conclusion that no impairment was considered necessary.

Therefore, the book value of the Company’s properties as presented on its December 31, 2008 balance sheet is included in “amounts excluded from amortization” (ie. paragraph B of Rule 4-10(c)(4)) for purposes of the ceiling test described in Rule 4-10(c)(4) of Regulation S-X.  In this regard, the book value of costs of properties not being amortized pursuant to Rule 4-10(c)(3)(ii) is not less than the capitalized costs and no write-offs were required during the years ended December 31, 2006, 2007 and 2008.

The reference to our oil and gas properties will be removed from our accounting policy on “Impairment”.  We will revise our “Oil and Gas Property Payments and Exploration Costs” accounting policy in our December 31, 2009 financial statements, adding the third paragraph as follows:

The Company follows the full cost method of accounting for natural gas and oil operations.  Under the full cost method all costs incurred in the acquisition, exploration and development of natural gas and oil reserves are initially capitalized into cost centers on a country-by-country basis. The Company’s current cost center is located in Canada. Such costs include land acquisition costs, geological and geophysical expenditures, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition, exploration and development activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated net proved reserves, as determined by independent petroleum engineers.  The percentage of total reserve volumes produced during the year is multiplied by the net capitalized investment plus future estimated development costs in those reserves.  Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether an impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Under full cost accounting rules, capitalized costs, less accumulated amortization and related deferred income taxes, shall not exceed an amount (the ceiling) equal to the sum of: (i) the after tax present value of estimated future net revenues computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; (ii) the cost of properties not being amortized; and (iii) the lower of cost or estimated fair value of unproven properties included in the costs being amortized. If unamortized costs capitalized within a cost center, less related deferred income taxes, exceed the ceiling, the excess shall be charged to expense and separately disclosed during the period in which the excess occurs. Amounts thus required to be written off shall not be reinstated for any subsequent increase in the cost center ceiling.

The Company has not recognized any revenue from its oil and gas exploration activities which commenced in the last quarter of 2005.

Stock Option Plans, page 66

2.           Response to Comment No. 2.          We can confirm that we treat our CEO as a “consultant” for stock-based compensation purposes.  In this regard, we have followed the guidance in  Section 505-50-20 and Topic 718-10-20 which define an “employee” as:

An individual over whom the grantor of a share-based compensation award exercises or has the right to exercise sufficient control to establish an employer-employee relationship based on common law as illustrated in case law and currently under U.S. Internal Revenue Service Revenue Ruling 87-41. (Since our head office and CEO are both based in Canada, we follow pertinent laws in Canada.)   Accordingly, a grantee meets the definition of an employee if the grantor consistently represents that individual to be an employee under common law. The definition of an employee for payroll tax purposes under the U.S. Internal Revenue Code includes common law employees. Accordingly, a grantor that classifies a grantee potentially subject to U.S. payroll taxes as an employee also must represent that individual as an employee for payroll tax purposes.   A grantee does not meet the definition of an employee solely because the grantor represents that individual as an employee for some, but not all, purposes. For example, a requirement or decision to classify a grantee as an employee for U.S. payroll tax purposes does not, by itself, indicate that the grantee is an employee because the grantee also must be an employee of the grantor under common law.

Our CEO has a consulting contract with our company and we do not represent him to be an employee of our company nor do we withhold payroll taxes on amounts we pay to him pursuant to our agreement.  In this regard, we do not believe he meets the definition of an employee and, hence, have consistently designated his as a “consultant” for stock-based compensation purposes.

Further, we have attached supplementary schedules showing the annual components of stock based compensation for the years ended December 31, 2006, 2007 and 2008 as you requested.

Should you have any questions regarding these matters, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.
Sincerely yours,

/s/Manny Dhinsa

Manny Dhinsa
President and Chief Executive Officer

STRATA OIL & GAS INC. - OPTION SUMMARY

Summary	2005	2006	2007	2008	2009	2010	Total

Trevor Newton	706,667	318,133	-	-	-	-	1,024,800
Fred Coombes	706,667	318,133	-	-	-	-	1,024,800
Manny Dhinsa	92,120	756,757	(93,246)	64,505	-	-	820,136
Pol Brisset	46,059	378,371	(46,621)	32,252	-	-	410,061
Scott Praill	46,059	378,371	(46,621)	32,252	-	-	410,061
Terry Uppal	47,050	589,640	-	-	-	-	636,690
Duncan Budge	47,050	(28,200)	-	-	-	-	18,850
Donald Neal	-	915,600	-	-	-	-	915,600
Donald Neal	-	670,200	-	-	-	-	670,200
Paul Uppal	-	2,234,000	-	-	-	-	2,234,000
Mike Ranger	-	215,215	(15,173)	-	-	-	200,042
Manny Dhinsa	-	-	32,561	(21,711)	6,200	1,550	18,600
Mike Ranger	-	-	48,842	(32,567)	2,325	-	18,600
Geoff Jordan	-	-	-	17,600	25,600	11,200	54,400
Pratt Barndollar	-	-	-	2,382	4,492	2,165	9,039

Total Grants	1,691,672	6,746,220	(120,258)	94,713	38,617	14,915	8,465,879

Total	1,691,672	6,746,220	(120,258)	94,713	38,617	14,915	8,465,879

Fred Coombes/Trevor Newton
									Total	Total	Fair Value
# of Options	Grant date	Vesting date	2005	2006	2007	2008	2009	2010	Expense	Fair Value	Per Option

2,000,000	8/5/2005	2/5/2006	706,667	318,133	-	-			1,024,800	1,024,800	0.512

2,000,000			706,667	318,133	-	-	-		1,024,800

Manny Dhinsa
									Total		Fair Value
# of Options	Grant date	Vesting date	2005	2006	2007	2008	2009	2010	Expense		Per Option

133,334	8/24/2005	2/24/2006	37,600	27,580					65,180	65,180	0.489
133,332	8/24/2005	8/24/2006	18,800	393,089					411,889	411,889	3.089
133,332	8/24/2005	2/24/2007	12,533	117,925	(31,446)				99,012	99,012	0.743
133,332	8/24/2005	8/24/2007	9,400	88,443	(60,590)				37,253	37,253	0.279
133,332	8/24/2005	2/24/2008	7,520	70,755	(660)	57,584			135,199	135,199	1.014
133,338	8/24/2005	8/24/2008	6,267	58,965	(550)	6,921			71,603	71,603	0.537

800,000			92,120	756,757	(93,246)	64,505	-		820,136

									820,136

Scott Praill and Pol Brisset

									Total		Fair Value
# of Options	Grant date	Vesting date	2005	2006	2007	2008	2009	2010	Expense		Per Option

66,666	8/24/2005	2/24/2006	18,799	13,790					32,589	32,589	0.489
66,664	8/24/2005	8/24/2006	9,400	196,538					205,938	205,938	3.089
66,664	8/24/2005	2/24/2007	6,266	58,961	(15,722)				49,505	49,505	0.743
66,664	8/24/2005	8/24/2007	4,700	44,220	(30,294)				18,626	18,626	0.279
66,664	8/24/2005	2/24/2008	3,760	35,376	(330)	28,791			67,597	67,597	1.014
66,678	8/24/2005	8/24/2008	3,134	29,486	(275)	3,461			35,806	35,806	0.537

400,000			46,059	378,371	(46,621)	32,252	-		410,061

Terry Uppal and Duncan Budge
											Fair Value
# of Options	Grant date	Vesting date	2005	2006	2007	2008	2009	2010	Expense		Per Option

200,000	8/24/2005	8/24/2005	18,850	-					18,850	18,850	0.094
200,000	8/24/2005	8/24/2006	28,200	589,640					617,840	617,840	3.089

400,000			47,050	589,640	-	-	-		636,690

Donald Neal
											Fair value
# of Options	Grant date	Vesting date	2005	2006	2007	2008	2009	2010	Expense		Per Option

700,000	5/26/2006	5/26/2006	-	915,600	-	-			915,600	915,600	1.308

700,000			-	915,600	-	-	-		915,600

Donald Neal
											Fair Value
# of Options	Grant date	Vesting date	2005	2006	2007	2008	2009	2010	Expense		Per Option

300,000	6/1/2006	6/1/2006	-	670,200	-	-			670,200	670,200	2.234

300,000			-	670,200	-	-	-		670,200

Paul Uppal
									Total		Fair Value
# of Options	Grant date	Vesting date	2005	2006	2007	2008	2009	2010	Expense		Per Option

1,000,000	6/1/2006	6/1/2006	-	2,234,000	-	-			2,234,000	2,234,000	2.234

1,000,000			-	2,234,000	-	-	-		2,234,000

Mike Ranger

									Total		Fair Value
# of Options	Grant date	Vesting date	2005	2006	2007	2008	2009	2010	Expense		Per Option

66,666	7/21/2006	7/21/2006	-	130,982					130,982	130,982	1.965
66,666	7/21/2006	1/21/2007	-	56,155	(1,262)				54,893	54,893	0.823
66,668	7/21/2006	7/21/2007	-	28,078	(13,911)				14,167	14,167	0.213

200,000			-	215,215	(15,173)	-	-		200,042

Manny Dhinsa
									Total		Fair Value
# of Options	Grant date	Vesting date	2005	2006	2007	2008	2009	2010	Expense		Per Option

200,000	3/19/2007	3/19/2010	-	-	32,561	(21,711)	6,200	1,550	18,600	18,600	0.093

200,000			-	-	32,561	(21,711)	6,200	1,550	18,600

Mike Ranger
									Total		Fair Value
# of Options	Grant date	Vesting date	2005	2006	2007	2008	2009	2010	Expense		Per Option

200,000	3/19/2007	3/19/2009	-	-	48,842	(32,567)	2,325		18,600	18,600	0.093

200,000			-	-	48,842	(32,567)	2,325	-	18,600

Geoff Jordan
									Total		Fair Value
# of Options	Grant date	Vesting date	2005	2006	2007	2008	2009	2010	Expense		Per Option

200,000	6/16/2008	6/16/2009	-			9,600	9,600		19,200	19,200	0.096
200,000	6/16/2008	6/16/2010	-			4,800	9,600	4,800	19,200	19,200	0.096
200,000	6/16/2008	6/16/2011	-			3,200	6,400	6,400	16,000	19,200	0.096

600,000			-	-	-	17,600	25,600	11,200	54,400

Pratt Barndollar
									Total		Fair Value
# of Options	Grant date	Vesting date	2005	2006	2007	2008	2009	2010	Expense		Per Option

30,000	7/24/2008	7/24/2009	-			1,225	1,715		2,940	2,940	0.098
30,000	7/24/2008	7/24/2010	-			613	1,470	858	2,941	2,940	0.098
40,000	7/24/2008	7/24/2011	-			544	1,307	1,307	3,158	3,920	0.098

100,000			-	-	-	2,382	4,492	2,165	9,039